Canada Goose Reports Second Quarter Fiscal 2027 Results
•Generated revenue of $274.0m, an increase of 5.9% (up 4.9% on a constant currency basis1) versus the prior year
•Delivered adjusted EBIT margin2 of (7.9)% compared with (5.5)% in the same period last year, primarily reflecting increased marketing investments ahead of the holiday season and our expanded store network, resulting in an adjusted EBIT2 loss and operating loss of $(21.6)m
•DTC comparable sales decline3 was 7.5% in the second quarter, reflecting lower store comparable sales, partially offset by positive e-commerce comparable sales growth in North America and Asia Pacific
•Maintained strong balance sheet and well-positioned inventory levels, with inventory turnover3 up 8% year-over-year at 1.0x sales
•Closed the sale of Baffin Limited, reflecting our continued focus on simplifying the business and on our key strategic priorities. As a result, the financial results are presented on a continuing basis, excluding Baffin discontinued operations, and prior periods are reclassified accordingly

Toronto – November 5, 2026 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the second quarter ended September 27, 2026 and reiterated its fiscal 2027 outlook. All amounts are in Canadian dollars unless otherwise indicated.
“Our second-quarter results demonstrate continued progress in building a stronger, more diversified Canada Goose,” said Dani Reiss, Chairman & CEO of Canada Goose. “We’re expanding our cultural relevance, building momentum across lifestyle categories, and strengthening the underlying economics of our business. As we enter our most important selling season, we’re confident in the strength of our brand, our product, and the opportunities ahead.”

Second Quarter Fiscal 2027 Business Highlights
In the second quarter, we advanced initiatives across product, brand, and channels that are strengthening our operating model and positioning the business for sustainable long-term growth.
•Expanded year-round relevance with Apparel, Rain wear and Wind wear delivering strong double-digit growth year-over-year, increasing their share of revenue within the product mix.
•Introduced our Fall/Winter 2026 collection, with stronger head-to-toe outfitting, refreshed core products, broader colour offerings, and new offerings.
•Expanded our cultural relevance while reinforcing our technical performance credentials through new partnerships with ARCH Motorcycle Racing, co-founded by Keanu Reeves and Gard Hollinger, marking our first venture into motorsport, and with Ewan McGregor, in his documentary series TRUE WIND, which features Canada Goose as its “Official Protective Gear Partner”, and showcases our Sea Mantra rainwear.
•Opened two net new stores, bringing the total permanent store count to 94 at the end of the second quarter of fiscal 2027.
1 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
2 Adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to the shareholders of the Company, and net debt leverage are non-IFRS financial ratios. Unless otherwise noted, these measures and ratios reflect continuing operations only and exclude amounts attributable to discontinued operations. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales (decline) growth and inventory turnover are supplementary financial measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

•Closed the sale of Baffin Limited (“Baffin”) to L.P. Royer Inc. (“Baffin Sale”), reflecting our focus on simplifying the business and concentrating resources behind our highest-priority growth opportunities.

Second Quarter Financial Highlights4
Results from continuing operations following the sale of Baffin
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 5.9% to $274.0m, up 4.9% on a constant currency basis1.
•DTC revenue increased 2.7% to $129.6m, up 0.6% on a constant currency basis1 due to higher sales from non-comparable stores and e-Commerce. DTC comparable sales declined3 7.5% reflecting softer comparable store sales, particularly in EMEA, partially offset by strong e-commerce growth in North America and Asia Pacific.
•Wholesale revenue increased 4.6% on a reported and constant currency basis1 to $128.2m reflecting higher order book shipments, healthy in-season demand, and growth from Travel Retail.
•Other revenue increased 62.0% to $16.2m, or 63.0% on a constant currency basis1 due to increased revenue from friends and family activity compared to the same prior year period.
▪Gross profit increased 10.4% to $182.9m due to higher revenue and gross margin. Gross margin was 66.8% compared to 64.0% in the second quarter of fiscal 2026, reflecting favourable product mix, production efficiencies and lower freight and duty costs, partially offset by unfavourable channel mix.
▪Selling, general and administrative (SG&A) expenses were $204.5m, compared to $183.3m in the prior year period, primarily reflecting increased investment in upper-funnel marketing and brand awareness initiatives, as well as costs associated with our expanded store network.
▪Operating loss was $(21.6)m, compared to an operating loss of $(17.6)m in the prior year period, due to higher SG&A expenses, partially offset by higher gross profit.
▪Net loss attributable to shareholders was $(18.8)m, or $(0.19) per basic and diluted share, compared with a net loss attributable to shareholders of $(15.2)m, or $(0.16) per basic and diluted share in the prior year period.
▪Adjusted EBIT2 was $(21.6)m, compared to $(14.2)m in the prior year period. Adjusted EBIT margin2 was (7.9)%, compared to (5.5)% in the prior year period.
▪Adjusted net loss attributable to shareholders2 was $(19.3)m, or $(0.20) per basic and diluted share, compared with an adjusted net loss attributable to shareholders of $(13.3)m, or $(0.14) per basic and diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $496.6m for the second quarter ended September 27, 2026 was up 8% year-over-year, primarily reflecting an expanded product assortment, lower than planned DTC sales, a larger wholesale order book, and planned production growth to support anticipated demand ahead of our peak season. Inventory turnover3 was 1.0x at the end of the second quarter of fiscal 2027, an 8% increase over the same prior year period.
The Company ended the second quarter of fiscal 2027 with net debt2 of $781.9m, compared to $707.1m at the end of the second quarter of fiscal 2026 due to an increase in lease liabilities.
During the second quarter of fiscal 2027, the Company repurchased 2,092,572 subordinate voting shares for a total cash consideration of $23.7m, ending the quarter with a cash balance of $87.1m, compared to $94.2m at the end of the second quarter of fiscal 2026.

Fiscal 2027 Outlook
This outlook constitutes forward-looking information within the meaning of applicable securities laws. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of
4 Comparisons to second quarter ended September 28, 2025.

numerous factors, including certain risk factors, many of which are beyond the Company’s control. Please see “Cautionary Note Regarding Forward-Looking Statements" below for more information.
Based on our current visibility into the business and the progress of initiatives already underway, we reiterate our fiscal 2027 outlook as set forth below. Our outlook incorporates the expected impact of the Baffin Sale and reflects our current assessment of operating conditions, underlying demand trends, and the level of execution we believe is achievable.
For fiscal 2027, we expect:
•Revenue to increase by approximately low-single digit percentage compared to the prior year.
•Adjusted EBIT margin2 to be in the range of 11% to 12%.

Our outlook assumes:
•Revenue growth is driven by pricing actions already implemented, increased depth in our product assortment, a larger wholesale order book, and new store openings, partially offset by lower consumer demand relative to fiscal 2026, including softer traffic in key markets, reduced consumer confidence, and lower travel.
•Gross margin expands, reflecting the benefit of pricing actions and operational efficiencies embedded in fiscal 2026 production and favourable channel mix, partially offset by product mix, raw material inflation, and supply chain cost pressures from current disruptions.
•SG&A declines as a percentage of revenue, as we balance disciplined cost management with targeted investments across channels, marketing, and technology, driving operating leverage on a consolidated basis.
•U.S. tariffs announced on July 20, 2026 and effective as of August 22, 2026 to impact adjusted EBIT margin by approximately 100 basis points for fiscal 2027.

Renewal of Normal Course Issuer Bid
The Company further announced today that its renewed normal course issuer bid (the “NCIB”) will commence on November 10, 2026. The Toronto Stock Exchange (“TSX”) has approved purchases for cancellation of up to 3,156,958 subordinate voting shares of Canada Goose over the twelve-month period commencing on November 10, 2026 and ending no later than November 9, 2027. This represents 10% of the 31,569,580 subordinate voting shares comprising the public float (the “Public Float”) determined in accordance with TSX requirements as at October 31, 2026. As at October 31, 2026, there were 43,230,772 subordinate voting shares issued and outstanding.
Canada Goose currently believes that the purchase of the Company’s subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash on hand, as part of its broader capital allocation strategy.
The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees. Purchases under the NCIB will be made by means of open market transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Furthermore, under the NCIB, Canada Goose may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules. Canada Goose will otherwise be allowed to purchase daily, through the facilities of the TSX, a maximum of 52,213 subordinate voting shares representing 25% of the average daily trading volume of 208,852 subordinate voting shares, as calculated per the TSX rules for the six-month period starting on May 1, 2026 and ending on October 31, 2026.
In connection with the NCIB, the Company also re-entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Canada Goose would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, the Company may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Canada Goose, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented concurrently with the initiation of the NCIB.
Pursuant to exemptive relief granted by the Ontario Securities Commission (“OSC”) to the Company on January 24, 2025, Canada Goose is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and will therefore not be limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been filed under Canada Goose’s SEDAR+ profile at www.sedarplus.ca.
Under the Company’s existing NCIB for the 12-month period beginning on November 10, 2025 and ending on November 9, 2026, Canada Goose is authorized to repurchase up to 4,578,677 subordinate voting shares, or 10% of its Public Float as at October 27, 2025. As at October 31, 2026, the Company had repurchased 3,487,620 of its subordinate voting shares at weighted average purchase price per subordinate voting share of CAD$11.30 through the facilities of the TSX and the NYSE and alternative trading systems in Canada and the United States.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EST on November 5, 2026. The conference call can be accessed by using the following link:https://events.q4inc.com/attendee/566276627. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements relating to our fiscal 2027 financial outlook, the related assumptions included herein including the expected impacts of the recently enacted U.S. duties and developments related thereto, the NCIB and the ASPP and the intended repurchase of subordinate voting shares of the Company thereunder, our business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution, the expected impacts of the recently enacted U.S. duties on our operations as further discussed herein, as well as the other risk factors that are discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Factors Affecting Our Performance” in our Management’s Discussion and Analysis (“MD&A”) for the year ended March 29, 2026 and for the second quarter ended September 27, 2026, as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2026. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of Loss
(in millions of Canadian dollars, except per share amounts) (unaudited)

	Second quarter ended		Two quarters ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Revenue	274.0	258.8	389.9	362.9
Cost of sales	91.1	93.1	133.3	131.7
Gross profit	182.9	165.7	256.6	231.2
Selling, general & administrative expenses	204.5	183.3	380.1	408.1
Operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Loss before income taxes	(31.9)	(29.1)	(154.9)	(193.8)
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Net (loss) income from discontinued operations	(7.8)	—	(9.2)	0.4
Net loss	(26.3)	(17.4)	(119.3)	(142.9)

Attributable to:
Shareholders of the Company
Continuing operations	(18.8)	(15.2)	(108.2)	(140.8)
Discontinued operations	(7.8)	—	(9.2)	0.4
Non-controlling interest	0.3	(2.2)	(1.9)	(2.5)
Net Loss	(26.3)	(17.4)	(119.3)	(142.9)

Loss per share attributable to shareholders of the Company
Basic & diluted[1]	$(0.27)	$(0.16)	$(1.21)	$(1.45)
Continuing operations	$(0.19)	$(0.16)	$(1.11)	$(1.45)
Discontinued operations	$(0.08)	$—	$(0.10)	$—
1Subordinate voting shares issuable on the exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was lower than the exercise price. Accordingly, for the second and two quarters ended September 27, 2026, 2,564,903 and 2,404,688 potentially dilutive shares, respectively, were excluded from the calculation of diluted loss per share because their effect was anti-dilutive (for the second and two quarters ended September 28, 2025 - 2,149,295 and 1,791,337 shares, respectively).

Condensed Consolidated Interim Statements of Comprehensive Loss
(in millions of Canadian dollars) (unaudited)

	Second quarter ended		Two quarters ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	—	(0.2)	(0.2)	(0.2)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain	(4.1)	8.5	(0.6)	21.6
Net gain (loss) on derivatives designated as cash flow hedges	5.6	(5.5)	3.9	(7.2)
Reclassification of net gain on cash flow hedges to income	—	(0.6)	—	(0.5)
Other comprehensive income from continuing operations	1.5	2.2	3.1	13.7
Comprehensive loss from continuing operations	(17.0)	(15.2)	(107.0)	(129.6)

Net (loss) income from discontinued operations	(7.8)	—	(9.2)	0.4
Other comprehensive income from discontinued operations	—	—	—	—
Comprehensive (loss) income from discontinued operations	(7.8)	—	(9.2)	0.4

Comprehensive loss	(24.8)	(15.2)	(116.2)	(129.2)

Attributable to:
Shareholders of the Company
Continuing operations	(17.8)	(12.8)	(105.8)	(126.7)
Discontinued operations	(7.8)	—	(9.2)	0.4
Non-controlling interest	0.8	(2.4)	(1.2)	(2.9)
Comprehensive loss	(24.8)	(15.2)	(116.2)	(129.2)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars) (unaudited)

	September 27, 2026	September 28, 2025	March 29, 2026
	$	$	$
		Reclassified	Reclassified
Assets
Current assets
Cash	87.1	94.2	408.2
Trade receivables	157.3	155.4	108.4
Inventories	496.6	460.7	386.3
Income taxes receivable	24.7	34.7	19.9
Other current assets	56.2	70.4	45.6
Total current assets	821.9	815.4	968.4

Deferred income taxes	125.5	140.6	76.9
Property, plant and equipment	164.4	161.8	161.5
Intangible assets	123.9	129.9	127.9
Right-of-use assets	363.8	285.9	332.1
Goodwill	71.2	72.0	71.1
Other long-term assets	41.9	1.2	15.3
Total assets	1,712.6	1,606.8	1,753.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	245.6	228.2	214.0
Provisions	45.0	43.3	45.8
Income taxes payable	11.6	25.4	11.7
Short-term borrowings	37.9	45.0	4.2
Current portion of lease liabilities	92.6	89.3	92.8
Total current liabilities	432.7	431.2	368.5

Provisions	20.1	16.4	19.0
Deferred income taxes	7.1	12.5	11.0
Revolving Facility	—	7.4	—
Term Loan	416.7	408.6	406.4
Lease liabilities	320.6	243.8	281.8
Other long-term liabilities	42.7	50.6	38.7
Total liabilities	1,239.9	1,170.5	1,125.4

Equity
Equity attributable to shareholders of the Company	454.5	423.8	608.4
Non-controlling interests	18.2	12.5	19.4
Total equity	472.7	436.3	627.8
Total liabilities and equity	1,712.6	1,606.8	1,753.2

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars) (unaudited)

	Second quarter ended		Two quarters ended
	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
	$	$	$	$
		Reclassified		Reclassified
Operating activities
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Items not affecting cash:
Depreciation and amortization	38.8	31.2	74.3	62.0
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Interest expense	12.4	10.4	25.7	14.8
Foreign exchange loss (gain)	0.7	1.3	(1.1)	(2.1)
Acceleration of unamortized costs on debt extinguishment	—	—	6.0	—
Loss (gain) on disposal of assets	—	0.4	(0.9)	0.6
Share-based payment	6.2	5.1	11.3	9.2
Remeasurement of put option	(1.7)	1.9	0.1	3.0
Remeasurement of contingent consideration	(0.4)	(0.8)	(0.4)	(0.9)
	24.1	20.4	(39.9)	(107.2)
Changes in non-cash operating items	(104.2)	(77.2)	(208.8)	(106.6)
Arbitration award payment	—	(43.8)	—	—
Income taxes paid	(5.6)	(6.9)	(12.6)	(29.2)
Interest paid	(10.7)	(8.4)	(23.8)	(16.9)
Net cash (used in) from operating activities of discontinued operations	(0.6)	0.8	(1.0)	1.2
Net cash used in operating activities	(97.0)	(115.1)	(286.1)	(258.7)
Investing activities
Purchase of property, plant and equipment	(12.2)	(9.9)	(16.9)	(10.3)
Initial direct costs of right-of-use assets	—	(0.4)	—	(0.4)
Baffin sale proceeds, net of transaction costs	15.1	—	15.1	—
Net cash used in investing activities of discontinued operations	(0.1)	(0.1)	(0.1)	(0.2)
Net cash from (used in) investing activities	2.8	(10.4)	(1.9)	(10.9)
Financing activities
Mainland China Facilities borrowings	3.5	13.4	4.0	13.4
Japan Facility borrowings	17.4	20.0	29.7	28.5
Revolving Facility borrowings	—	8.0	—	8.0
Term Loan (repayments) borrowings	(1.1)	17.7	(2.1)	16.6
Transaction costs on financing activities	—	(6.6)	(1.3)	(6.6)
Normal course issuer bid purchase of subordinate voting shares	(22.5)	—	(22.5)	—
Principal payments on lease liabilities	(21.0)	(20.7)	(43.4)	(39.8)
Settlement of term loan derivative contracts	—	6.6	—	6.6
Issuance of shares under LTIP	—	—	0.1	—
Net cash used in financing activities of discontinued operations	(0.1)	(0.2)	(0.4)	(0.5)
Net cash (used in) from financing activities	(23.8)	38.2	(35.9)	26.2
Effects of foreign currency exchange rate changes on cash	(1.8)	1.0	2.8	3.2
Decrease in cash	(119.8)	(86.3)	(321.1)	(240.2)
Cash, beginning of period	206.9	180.5	408.2	334.4
Cash, end of period	87.1	94.2	87.1	94.2

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted EBIT margin, adjusted net loss per basic and diluted share attributable to the shareholders of the Company and net debt leverage. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the second and two quarters ended September 27, 2026, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
Unless otherwise noted, non-IFRS financial measures presented herein reflect continuing operations only, with amounts attributable to discontinued operations in connection with the Baffin Sale excluded from both current and comparative periods.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric reported by the Company may not be equivalent to similarly titled metrics reported by other companies.
This press release also includes references to inventory turnover which is a supplementary financial measure defined as the ratio of rolling 12-month cost of goods sold to average inventory, calculated as the average inventory balances for the last five quarters. The measure is used to assess inventory management efficiency and the rate at which inventory is sold and replenished. The inventory turnover metric reported by the Company may not be equivalent to similarly titled measures presented by other companies.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT, adjusted EBITDA, adjusted net loss attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Total adjustments	—	3.4	—	55.7
Adjusted EBIT	(21.6)	(14.2)	(123.5)	(121.2)
Adjusted EBIT margin	(7.9)%	(5.5)%	(31.7)%	(33.4)%

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Income tax recovery	(13.4)	(11.7)	(44.8)	(50.5)
Net interest, finance and other costs	10.3	11.5	31.4	16.9
Operating loss	(21.6)	(17.6)	(123.5)	(176.9)
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Depreciation and amortization (d)	38.8	31.2	74.3	62.0
Total adjustments	38.8	34.6	74.3	117.7
Adjusted EBITDA	17.2	17.0	(49.2)	(59.2)

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2026	September 28, 2025	September 27, 2026	September 28, 2025
Net loss	(26.3)	(17.4)	(119.3)	(142.9)
Net (loss) income from discontinued operations (a)	(7.8)	—	(9.2)	0.4
Net loss from continuing operations	(18.5)	(17.4)	(110.1)	(143.3)
Add (deduct) the impact of:
Arbitration award (b)	—	—	—	43.8
Paola Confectii Earn-Out costs (c)	—	3.4	—	11.9
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (e)	(1.1)	1.1	1.2	2.1
Unrealized foreign exchange (gain) loss on term loan facility (f)	(0.2)	0.2	0.7	(3.3)
Acceleration of unamortized costs on debt extinguishment (g)	—	—	6.0	—
	(1.3)	4.7	7.9	54.5
Tax effect of adjustments	—	—	(1.6)	(12.0)
Adjusted net loss	(19.8)	(12.7)	(103.8)	(100.8)
Adjusted net income (loss) attributable to non-controlling interest (h)	0.5	(0.6)	(0.6)	(1.1)
Adjusted net loss attributable to shareholders of the Company	(19.3)	(13.3)	(104.4)	(101.9)

Weighted average number of shares outstanding
Basic & diluted	97,027,585	97,069,513	97,170,754	96,991,610
Adjusted net loss per basic and diluted share attributable to shareholders of the Company	$(0.20)	$(0.14)	$(1.07)	$(1.05)
(a)Net loss attributable to discontinued operations related to the Baffin Sale, which was completed on August 10, 2026.
(b)During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration proceeding that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of loss and was paid to the former supplier during the second quarter of fiscal 2026.
(c)Value of the Earn-Out, which was recognized and settled in fiscal 2026, and did not recur in fiscal 2027.
(d)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
(e)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The Company recorded a gain of $1.1m and a loss of $1.2m, respectively, on the fair value remeasurement of the contingent consideration and put option during the second and two quarters ended September 27, 2026 (second and two quarters ended September 28, 2025 - losses of $1.1m and $2.1m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of loss.

(f)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of loss.
(g)The non-cash unamortized costs accelerated in connection with the debt extinguishment due to the Fiscal 2027 Amendment to Term Loan.
(h)Calculated as net income (loss) attributable to non-controlling interest in the interim statements of loss of $0.5m and $(0.6)m for the second and two quarters ended September 27, 2026, respectively, related to the revaluation of the put option liability and contingent consideration associated with the non-controlling interest in the Japan Joint Venture (second and two quarters ended September 28, 2025 - net loss attributable to non-controlling interest of $(0.6)m and $(1.1)m, respectively).

Revenue by Segment

	Second quarter ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	129.6	126.2	3.4	(2.6)	0.8	2.7%	0.6%
Wholesale	128.2	122.6	5.6	—	5.6	4.6%	4.6%
Other	16.2	10.0	6.2	0.1	6.3	62.0%	63.0%
Total revenue	274.0	258.8	15.2	(2.5)	12.7	5.9%	4.9%

Revenue by Geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 27, 2026	September 28, 2025	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	50.2	47.5	2.7	—	2.7	5.7%	5.7%
United States	57.4	52.0	5.4	(0.6)	4.8	10.4%	9.2%
North America	107.6	99.5	8.1	(0.6)	7.5	8.1%	7.5%
Greater China[1]	68.5	51.7	16.8	(2.2)	14.6	32.5%	28.2%
Asia Pacific (excluding Greater China1)	29.0	27.5	1.5	0.2	1.7	5.5%	6.2%
Asia Pacific	97.5	79.2	18.3	(2.0)	16.3	23.1%	20.6%
EMEA[2]	68.9	80.1	(11.2)	0.1	(11.1)	(14.0)%	(13.9)%
Total revenue	274.0	258.8	15.2	(2.5)	12.7	5.9%	4.9%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Indebtedness

CAD $ millions	September 27, 2026	September 28, 2025	$ Change	March 29, 2026	$ Change
Cash	87.1	94.2	(7.1)	408.2	(321.1)
Mainland China credit facilities	(4.0)	(13.4)	9.4	—	(4.0)
Japan credit facility	(29.7)	(28.5)	(1.2)	—	(29.7)
Revolving credit facility	—	(8.0)	8.0	—	—
Term loan facility	(422.1)	(418.3)	(3.8)	(416.8)	(5.3)
Lease liabilities	(413.2)	(333.1)	(80.1)	(374.6)	(38.6)
Net debt	(781.9)	(707.1)	(74.8)	(383.2)	(398.7)